CONTRIBUTION AGREEMENT

This **CONTRIBUTION AGREEMENT** (this "**Agreement**") is entered into as of June 30, 2026, by and among **Apollo Credit Strategies Master Fund Ltd.**, a Cayman Islands exempted company ("**ACSMF**"), and **Apollo Credit Strategies Absolute Return Aggregator A, L.P.**, a Cayman Islands exempted limited partnership ("**Aggregator A**" and, together with ACSMF, the "**Contributors**"); **Sylebra Equity Capital Solutions Fund, L.P.**, a Delaware limited partnership (the "**Main Fund**"), and **Sylebra Equity Capital Solutions Side Car, L.P.**, a Delaware limited partnership (the "**Side Car**" and, together with the Main Fund, the "**Funds**"); and **Sylebra Partners GP, LLC**, a Delaware limited liability company, in its capacity as general partner of each Fund (the "**General Partner**"). The foregoing are collectively the "**Parties**."

RECITALS

WHEREAS, the Contributors collectively hold beneficial interests in $50,000,000 aggregate principal amount of the 4.375% Convertible Senior Notes due 2032 (the "Notes") issued by Aeva Technologies, Inc. ("Aeva") under that certain Indenture, dated as of November 6, 2025, by and among Aeva, Aeva Inc., as guarantor, and U.S. Bank Trust Company, National Association, as trustee (the "Indenture"), which Notes are represented by a restricted global note held through The Depository Trust Company ("**DTC**") under CUSIP 00835Q AA1;

WHEREAS, each Contributor is a limited partner of each Fund pursuant to the limited partnership agreement of such Fund (each, an "**LPA**");

WHEREAS, as the initial capital contribution to each Fund, each Contributor desires to contribute its allocable portion of the Notes to the Main Fund and the Side Car in the principal amounts set forth on **Schedule A**, in exchange for limited partner interests in each Fund, on the terms set forth herein (the "**Contributions**");

WHEREAS, concurrently with the execution of this Agreement, the parties to that certain Securities Forward Purchase Agreement, dated as of November 5, 2025 (the "**FPA**"), are entering into a Termination Agreement in the form attached hereto as **Exhibit A**; and

WHEREAS, the Contributions are intended to qualify as tax-deferred contributions to a partnership under Section 721 of the Internal Revenue Code of 1986, as amended.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, the Parties agree as follows:

ARTICLE I. CONTRIBUTIONS AND CLOSING

1.1 Contributions. At the Closing, each Contributor shall contribute, assign, transfer, and deliver to each Fund all of such Contributor's right, title, and interest in and to the principal amount of Notes, together with any accrued interest thereon, set forth opposite such Contributor's name and such Fund's name on Schedule A, free and clear of all liens, claims, and encumbrances other than transfer restrictions arising under the Securities Act of 1933, as amended (the "**Securities Act**"), the Indenture, and applicable securities laws.

1.2 Issuance of Interests. In exchange for the Contributions, each Fund hereby issues to each Contributor a limited partner interest in such Fund of the class set forth on **Schedule A**, with an initial Capital Account

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balance equal to the principal amount of Notes contributed plus accrued and unpaid interest thereon through the date hereof.

1.3 Delivery Mechanics. Delivery of the Notes shall be effected free of payment solely through DTC by book-entry transfer of beneficial interests in the Restricted Global Note (CUSIP 00835Q AA1) from the DTC participant account of each Contributor's custodian to the DTC participant account designated by the applicable Fund. No physical note, assignment form, trustee transfer certificate, or separate consent of Aeva or the Trustee shall be required for such delivery under Section 2.05(b) of the Indenture. The Notes shall remain subject to the Restrictive Notes Legend under Section 2.05(c) of the Indenture.

1.4 Closing. The closing of the Contributions (the "**Closing**") shall occur on the date on which **(a)** each Party has delivered executed counterpart signature pages to this Agreement and (b) the DTC book-entry transfers described in Section 1.3 have been completed.

ARTICLE II. REPRESENTATIONS AND WARRANTIES OF THE CONTRIBUTORS

Each Contributor, severally and not jointly, represents and warrants to the Funds as of the date hereof:

2.1 Organization; Authority; Enforceability. It is duly organized, validly existing, and in good standing under the laws of its jurisdiction of formation; has all requisite power and authority to execute and deliver this Agreement and consummate the Contributions; and this Agreement constitutes its legal, valid, and binding obligation, enforceable in accordance with its terms.

2.2 Title to Notes. It is the sole beneficial owner of its allocable portion of the Notes set forth on **Schedule A**, free and clear of all liens, claims, and encumbrances other than transfer restrictions arising under the Securities Act and the Indenture, and upon book-entry transfer pursuant to Section 1.3, the applicable Fund will receive good and valid beneficial ownership of such Notes.

2.3 QIB; Accredited Investor; Investment Intent. It is a "qualified institutional buyer" within the meaning of Rule 144A(a)(1) under the Securities Act and an "accredited investor" within the meaning of Rule 501(a) under the Securities Act, and is acquiring its limited partner interest for its own account for investment and not with a view to distribution in violation of the Securities Act.

2.4 No Conflicts. The execution, delivery, and performance of this Agreement do not (a) conflict with its organizational documents, (b) violate any law or order applicable to it, or (c) require any consent or filing other than DTC participant instructions.

2.5 Indenture Compliance. The transfer contemplated hereby is permitted under the Indenture, is being effected in compliance with Section 2.05(b) and the Restrictive Notes Legend set forth in Section 2.05(c) of the Indenture, and does not require the consent or action of Aeva or the Trustee under the Indenture.

2.6 **No Other Transfer Restrictions**. The execution, delivery, and performance of this Agreement and the transfer of the Notes contemplated hereby do not violate or require any consent, waiver, notice, or approval under the Securities Purchase Agreement, dated November 4, 2025, between Aeva and the applicable Apollo parties, any related registration rights agreement, the Indenture, or any other agreement binding on such Contributor or its Notes, other than DTC participant instructions

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF THE FUNDS

Each Fund, severally and not jointly, represents and warrants to the Contributors as of the date hereof:

3.1 Organization; Authority; Enforceability. It is duly organized, validly existing, and in good standing under the laws of the State of Delaware; has all requisite power and authority to execute and deliver this Agreement and consummate the Contributions; and this Agreement constitutes its legal, valid, and binding obligation, enforceable in accordance with its terms.

3.2 Limited Partner Interests. The limited partner interests to be issued to each Contributor have been duly authorized and, when issued in accordance with this Agreement, will be validly issued, free and clear of all liens other than transfer restrictions arising under the applicable LPA and applicable securities laws.

3.3 No Conflicts. The execution, delivery, and performance of this Agreement do not conflict with its organizational documents or any law or order applicable to it.

ARTICLE IV. COVENANTS

4.1 Further Assurances. From and after the Closing, each Party shall, at the reasonable request and expense of the requesting Party, execute and deliver such further DTC instructions, custodial confirmations, transferor representation letters, instruments of conveyance, and other documents, and take such further actions, as may be reasonably necessary to evidence and complete the transfer of the Notes contemplated by this Agreement and to confirm the legend status, restricted CUSIP, original acquisition date, and holding-period information for the Notes.

4.2 Tacking; Restricted Status. The Parties acknowledge and intend that, for purposes of Rule 144(d)(3)(ii) under the Securities Act, each Fund's holding period in respect of the Notes shall include the holding period of the contributing Contributor, with an original acquisition date of November 6, 2025. The Notes will remain restricted securities following the Closing.

ARTICLE V. MISCELLANEOUS

5.1 Survival. All representations, warranties, covenants, and agreements of the Parties set forth in this Agreement shall survive the Closing indefinitely.

5.2 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms and that the Parties shall be entitled to specific performance and other equitable relief, in addition to any other remedy at law or in equity, without the necessity of posting a bond.

5.3 Governing Law; Jurisdiction; Jury Waiver. This Agreement shall be governed by the laws of the State of New York, without regard to conflicts of law principles. Each Party consents to the exclusive jurisdiction of the state and federal courts located in the Borough of Manhattan, City of New York. **EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY** in any action arising out of or relating to this Agreement.

5.4 Notices. All notices under this Agreement shall be in writing and delivered by hand, overnight courier, or email, to the addresses set forth on the applicable signature page hereto (or such other address as a Party may designate by notice given in accordance with this Section). Notice shall be deemed given upon receipt (or, in the case of email, upon confirmation of delivery).

5.5 Assignment. No Party may assign this Agreement or any rights or obligations hereunder without the prior written consent of each other Party, and any purported assignment in violation hereof shall be void.

5.6 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their permitted successors and assigns and confers no rights upon any other person.

5.7 Entire Agreement; Amendment. This Agreement, together with the Schedule and Exhibit hereto, constitutes the entire agreement among the Parties with respect to the contribution of the Notes and may be amended only by a writing signed by each Party. For the avoidance of doubt, this Agreement does not modify or supersede the limited partnership agreement of either Fund or any side letter between any Fund (or the Adviser) and any Contributor or its affiliates.

5.8 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, including by electronic signature (including DocuSign and PDF), each of which shall be deemed an original.

5.9 Severability. If any provision is held invalid or unenforceable, the remainder shall continue in full force and effect.

5.10 Publicity. No Party shall issue any press release or make any public announcement regarding this Agreement or the Contributions without the prior written consent of the other Parties (such consent not to be unreasonably withheld), except as required by law or applicable stock exchange rule. Nothing in this Section limits any press release or announcement contemplated by any side letter or other written agreement between the Parties or their affiliates.

[Signature pages follow]

Signature pages and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be furnished to the SEC upon request.